October 1, 2016

Mr. William H. Broderick, III
Chair of the Board
Bridge Builder Trust
12555 Manchester Road
St. Louis, MO  63131

Dear Mr. Broderick:

This letter is to confirm the continuation of the agreement of Olive Street Investment Advisers, LLC ("Olive Street") with the Bridge Builder Trust (the "trust") to waive the management fees it is entitled to receive as the investment adviser of each series of the Trust listed on Schedule A (each a "Fund" and collectively, the "Funds") to the extent management fees to be paid to Olive Street exceed the management fees that Olive Street is required to pay each sub-adviser to the Funds.  This waiver became effective as of the launch date of each Fund and shall continue until at least October 28, 2017 and will continue thereafter for subsequent one year periods unless terminated in accordance with the terms herein.  For the avoidance of doubt, management fees waived pursuant to this agreement are not subject to reimbursement by the Funds.  Our agreement to waive management fees may not be terminated by us without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld, except that we may, at our election, terminate this agreement, effective upon the end of the then-current one-year period, by providing Bridge Builder Trust at least ninety (90) days prior written notice of such termination.

Sincerely,

/s/ William Fiala

William Fiala
Vice President, Olive Street